                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE, 2006

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b): ________________________

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                        PERUSAHAAN PERSEROAN (PERSERO)
                                        PT TELEKOMUNIKASI INDONESIA


                                        ----------------------------------------
                                        (REGISTRANT)


DATE JUNE 8, 2006                       BY /s/ Hartono
                                           -------------------------------------
                                           (SIGNATURE)
                                           HARTONO
                                           ACTING VICE PRESIDENT INVESTOR
                                           RELATION & CORPORATE SECRETARY

                         PERUSAHAAN PERSEROAN (PERSERO)
                        PT TELEKOMUNIKASI INDONESIA TBK.

                                   INVITATION
                   ANNUAL GENERAL MEETING OF SHAREHOLDERS 2006

The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, domiciled in Bandung (hereinafter referred to as "the Company"), hereby invites shareholders of the Company to attend the General Meeting of Shareholders 2006 (the "MEETING") of the Company, to be held on:

Day/Date : Friday, June 30th, 2006
Time     : 14:00 Western Indonesian Time
Venue    : Aula Pangeran Kuningan
           Gedung Grha Citra Caraka, 1st Floor
           Jl. Gatot Subroto No.52
           Jakarta 12710 - Indonesia

THE MEETING WILL DISCUSS AND DECIDE THE FOLLOWING AGENDA:

     1.   Approval of the Company's Annual Report for the fiscal year 2005.

     2. Ratification of the Company's audited consolidated financial statements and Community Development and Social Contribution Program (Program Kemitraan Bina Lingkungan) financial statement for the financial year 2005 and acquittal and discharge to the Board of Directors and Board of Commissioners.

     3.   Resolution on the use of net income from fiscal year 2005.

     4. Appointment of independent auditors for external audit of the Company for fiscal year 2006, including audit of internal control for financial reporting and appointment of independent auditor for external audit of Community Development and Social Contribution Program financial statements fiscal year 2006.

     5. Adjustment of the Company's Board of Commissioners, which members were elected in Extraordinary General Meeting of Shareholders dated March 10, 2004, in accordance with the Company's Article of Association and Law No.19/2003 regarding State-owned Enterprise.

     6. Compensation for the member of the Board of Directors and the Board of Commissioners for the fiscal year 2006.

     7. Approval of the changes and additional member of the Company's Board of Directors and Appointment of the new Director of the Company.

NOTES:

     1. This shall be deemed as shareholder invitation notice for the MEETING. The Board of Directors will not send separate invitations to the Shareholders.

     2. Those who are eligible to attend the MEETING are the Shareholders or their proxies whose names are registered at the Company's Share Register at 16.00 hours Jakarta Time on June 7, 2006 or the registered owners of the security account on the depository of PT Kustodian Sentral Efek Indonesia at the closing of trading at the Jakarta Stock Exchange and Surabaya Stock Exchange on June 7, 2006.

     3. The Shareholders or their proxies who will attend the MEETING are required to bring the copies of their Collective Share Certificates
          (CSC) and their official ID or other acceptable personal identification document to be presented and submitted to the General Meeting of Shareholder's Officer before entering the meeting room.

     4.   a)   Shareholders who can not attend the MEETING may be represented by their proxy who shall present a signed copy of the legal proxy letter in a form as determined by the Board of Directors, provided that any members of the Board of Directors and the Board of Commissioners or employees of the Company may not act as a proxy for any Shareholders in the MEETING.

          b) Form proxy letter is available at the addresses listed in 5 below during our business hours.

     5. The Annual Report, Consolidated Balance Sheet and Income Statement for the Fiscal Year Ended December 31, 2005 are available for viewing during our business hours, starting the date hereof, at:

    PT TELEKOMUNIKASI INDONESIA, TBK                   PT DATINDO ENTRYCOM
           INVESTOR RELATIONS                       WISMA DINNERS CLUB ANNEX
JL. JEND. GATOT SUBROTO NO.52, 5TH FLOOR          JL. JEND. SUDIRMAN KAV.34-35
          PHONE (021) 521-5109                        PHONE (021) 570 9009
           FAX (021) 522-0500                         FAX (021) 570 9026-28
              JAKARTA 12710                               JAKARTA 10220

     If needed, materials for the MEETING can be obtained from the Company by submitting a photocopy of Collective Shares Certificates and the personal identification to our Investor Relations team at the address above.

6. To help us conduct the Meeting in an orderly and timely manner, the Shareholders or their proxies are kindly requested to be present thirty
     (30) minutes prior to the time of the Meeting.

                                                      BANDUNG, JUNE 8, 2006
                                                PT TELEKOMUNIKASI INDONESIA TBK.
                                                       BOARD OF DIRECTORS

                                  ANNOUNCEMENT
                          No. TEL.252/PR110/COM-10/2006

                        TELKOM'S REPORT OF SHARE BUY BACK

BANDUNG, JUNE 8, 2006, In reference to the Extraordinary General Meeting Result dated December 21 2005, we hereby inform that TELKOM has executed share buy back on May 30, June 5, 6 and 7, 2006 in the New York Stock Exchange and on June 5, 6 and 7, 2006 in the Jakarta Stock Exchange, as follows:

MAY 30, 2006 (NYSE):

Transaction Date                                    May 4, 2006
Broker                                              Morgan Stanley Services Limited
Stock Exchange                                      NYSE
Previous Closing Price (per ADR, 1 ADR=40 shares)   $31.72
Purchase Volume (in ADR, 1 ADR=40 shares)           45,000
Total Market Volume (in ADR, 1 ADR=40 shares)       690,200
% of Total Market Volume                            6.52%
Purchase price (per ADR)                            $30.99
Time of Transaction                                 Between 30 minutes after opening
                                                    and 30 minutes before closing
Maximum Amount of Purchase Allowed                  1,007,999,964
Total Amount that have been Repurchased             5,673,500
Remaining amount of Maximum Purchased Allowed       1,002,326,464

JUNE 5, 2006 (JSX):

Transaction Date                                    June 5, 2006
Broker                                              Danareksa Sekuritas
Stock Exchange                                      JSX
Previous Closing Price                              Rp.7,500
Purchase Volume                                     180,000
Total Market Volume                                 17,332,500
% of Total Market Volume                            1.04%
Purchase price                                      Rp.7,650
Time of Transaction                                 Between 30 minutes after opening
                                                    and 30 minutes before closing
Maximum Amount of Purchase Allowed                  1,007,999,964
Total Amount that have been Repurchased             8,553,500
Remaining amount of Maximum Purchased Allowed       999,446,464

JUNE 5, 2006 (NYSE):

Transaction Date                                    June 5, 2006
Broker                                              Morgan Stanley Services Limited
Stock Exchange                                      NYSE
Previous Closing Price (per ADR, 1 ADR=40 shares)   $32.85
Purchase Volume (in ADR, 1 ADR=40 shares)           22,550
Total Market Volume (in ADR, 1 ADR=40 shares)       204,500
% of Total Market Volume                            11%
Purchase price (per ADR)                            $32.56
Time of Transaction                                 Between 30 minutes after opening
                                                    and 30 minutes before closing
Maximum Amount of Purchase Allowed                  1,007,999,964
Total Amount that have been Repurchased             9,453,500
Remaining amount of Maximum Purchased Allowed       998,546,464

JUNE 6, 2006 (JSX):

Transaction Date                                    June 5, 2006
Broker                                              Danareksa Sekuritas
Stock Exchange                                      JSX
Previous Closing Price                              Rp.7,650
Purchase Volume                                     180,000
Total Market Volume                                 17,207,000
% of Total Market Volume                            10.46%
Purchase price                                      Rp.7,325
Time of Transaction                                 Between 30 minutes after opening
                                                    and 30 minutes before closing
Maximum Amount of Purchase Allowed                  1,007,999,964
Total Amount that have been Repurchased             11,253,500
Remaining amount of Maximum Purchased Allowed       996,746,464

JUNE 6, 2006 (NYSE):

Transaction Date                                    June 6, 2006
Broker                                              Morgan Stanley Services Limited
Stock Exchange                                      NYSE
Previous Closing Price (per ADR, 1 ADR=40 shares)   $34.85
Purchase Volume (in ADR, 1 ADR=40 shares)           45,000
Total Market Volume (in ADR, 1 ADR=40 shares)       326,600
% of Total Market Volume                            13.78%
Purchase price (per ADR)                            $32.56
Time of Transaction                                 Between 30 minutes after opening
                                                    and 30 minutes before closing
Maximum Amount of Purchase Allowed                  1,007,999,964
Total Amount that have been Repurchased             13,053,500
Remaining amount of Maximum Purchased Allowed       994,946,464

JUNE 7, 2006 (JSX):

Transaction Date                                    May 19 2006
Broker                                              Danareksa Sekuritas
Stock Exchange                                      JSX
Previous Closing Price                              Rp.7,050
Purchase Volume                                     810,000
Total Market Volume                                 19,520,000
% of Total Market Volume                            13.06%
Purchase price                                      Rp.30,08
Time of Transaction                                 Between 30 minutes after opening
                                                    and 30 minutes before closing
Maximum Amount of Purchase Allowed                  1,007,999,964
Total Amount that have been Repurchased             16,563,500
Remaining amount of Maximum Purchased Allowed       991,436,464

JUNE 7, 2006 (NYSE):

Transaction Date                                    May 18 2006
Broker                                              Morgan Stanley Services Limited
Stock Exchange                                      NYSE
Previous Closing Price (per ADR, 1 ADR=40 shares)   $29.42
Purchase Volume (in ADR, 1 ADR=40 shares)           67,500
Total Market Volume (in ADR, 1 ADR=40 shares)       517,800
% of Total Market Volume                            13.06%
Purchase price (per ADR)                            $30.08
Time of Transaction                                 Between 30 minutes after opening
                                                    and 30 minutes before closing
Maximum Amount of Purchase Allowed                  1,007,999,964
Total Amount that have been Repurchased             16,563,500
Remaining amount of Maximum Purchased Allowed       991,436,464

HARTONO
POH VP Investor Relations and Corporate Secretary

For further information please contact:
PT TELEKOMUNIKASI INDONESIA, TBK.
INVESTOR RELATIONS UNIT
Tel.: 62-21-5215109
Fax.: 62-21-5220500
E-mail: investor@telkom.co.id
Website: www.telkom.co.id